                                  EXHIBIT 5.1


FOR IMMEDIATE RELEASE

                            Aspen Technology Reports
                   Third Quarter Fiscal 2001 Financial Results

Management implements expense reductions to respond to current economic environment

CAMBRIDGE, Mass. -- April 24, 2001 -- Aspen Technology, Inc. (NASDAQ: AZPN) today reported financial results for its fiscal 2001 third quarter ended March 31, 2001.

Total revenues for the third quarter were $76.4 million, up 11 percent from the same period last year. AspenTech's license revenues for the third quarter totaled $34.2 million, while services revenues were $42.2 million for the quarter ending March 31, 2001. Excluding expenses relating to PetroVantage and amortization of goodwill, an AspenTech subsidiary providing software to optimize the trading and logistics of crude oil and refined products, the company reported a pro forma net loss of $3.2 million or $0.11 per basic share.

In light of near-term economic uncertainty, AspenTech has recently taken a series of actions to curtail spending, which it believes should enable the company to at least breakeven in its fourth fiscal quarter, excluding expenses relating to PetroVantage, amortization of goodwill and restructuring charges, and report an operating profit in the fiscal year ending June 30, 2002. These steps include a five percent reduction in worldwide headcount, a substantial decrease in discretionary spending and a sharpening of its e-business focus to emphasize its marketplace solutions and PetroVantage. These actions are expected to reduce operating expenses by approximately ten percent from previously anticipated levels. Additionally, AspenTech expects to report a restructuring charge that will have a non-material impact on its fourth quarter results.

In a separate news release issued earlier today, AspenTech announced that PetroVantage has signed agreements for several companies to pilot its software as part of its Foundation Client Program. The company believes these agreements demonstrate enthusiasm among potential customers for the cost savings and improved efficiencies the collaborative software solution is designed to offer.

 "We saw a number of customers make significant investments in our technology during the quarter because of the tremendous value our solutions provide, closing ten deals that were greater than $1 million with customers such as Air Liquide, ConAgra Beef, Dupont, Mitsui Chemicals and PetroCanada," said Larry Evans, Chairman & CEO of AspenTech. "However, due to the uncertainty surrounding the economy, we saw a number of customers delay making software purchasing decisions at the end of March, which caused a shortfall in license revenues.

"In response to the current economic environment, we are taking steps to reduce our expenses, which we believe will help us to return to profitability in the near-term. We will continue to focus on initiatives that will drive our future growth, further our technology leadership position
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and advance our excellence in customer support. We expect to resume higher levels of investment when growth rates return to more attractive levels. Over the long term, AspenTech remains strategically positioned to deliver solutions that drive extraordinary value for our customers in the process industries because of the breadth of our solutions, our unparalleled domain expertise and the dramatic and the proven returns-on-investment our technology provides."

AspenTech has revised its financial outlook for the fourth quarter of fiscal year 2001, ending June 30, 2001 and for fiscal year ending June 30, 2002. The company expects revenues to increase sequentially in the fourth quarter of fiscal 2001 and anticipates earnings in the range of $0.01 to $0.02 per share, excluding expenses relating to PetroVantage, amortization of goodwill and restructuring charges. For fiscal year 2002, AspenTech expects revenue growth in the range of 10-15 percent and earnings per share in the range of $0.40 to $0.42, excluding expenses related to PetroVantage and amortization of goodwill.

For the nine months ending March 31, 2001, AspenTech reported total revenues of $227.6 million, compared with $184.7 million for the same period in fiscal 2000. Excluding amortization of goodwill, in-process research and development and charge for an impaired investment, the company reported a pro forma net loss of $1.8 million or $0.06 per basic share. Excluding amortization of goodwill, in-process research and development, charge for an impaired investment and expenses relating to PetroVantage, the company reported pro forma net income of $1.8 million or $0.06 per diluted share.

As previously announced, the company will be holding a conference call discussing its financial results and business outlook at 4:45 p.m. EDT. Interested parties may listen to a live Webcast of the call by logging on to AspenTech's website: http://www.aspentech.com and clicking on the "Conference Call" link under the Investor Relations section of the site. A replay of the call will be archived on AspenTech's website for ten days and will also be available for forty-eight hours via telephone, beginning at 8:00 p.m. EDT on 4/24/01, by dialing 719-457-0820 and entering in confirmation code 500907.

ABOUT ASPENTECH

Aspen Technology, Inc. is the leading supplier of integrated software and solutions that enable process manufacturers to automate and optimize their plants and extended supply chains, while enabling e-business. With deep process knowledge, best-in-class technology, and strategic alliances with leading business and technology partners, AspenTech offers the industry's broadest family of scaleable solutions, allowing process manufacturers to achieve competitive advantage in the Internet economy. AspenTech's Plantelligence(TM) solutions automate and optimize critical business processes at the plant level. AspenTech's Enterprise Optimization(TM) solutions extend the scope of optimization across the enterprise and extended supply chain. AspenTech eSupply Chain solutions enable manufacturers to link seamlessly to customers, suppliers and on-line trading exchanges, creating a collaborative, flexible extended enterprise. AspenTech employs more than 1,900 people worldwide. For more information, visit http://www.aspentech.com.

Paragraphs 3, 4, 6, and 7 of this press release contain forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve factors that may cause AspenTech's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Specifically, by way of example and without limitation, the statements in the first, third and fourth sentences of the third paragraph, the second sentence of the fourth paragraph, the first, second, third and fourth sentences of the sixth paragraph, and the second and third sentences of the seventh paragraph are forward-looking statements and their achievement is subject to a number of factors including: AspenTech's lengthy sales cycle which makes it difficult to predict quarterly operating results; fluctuations in AspenTech's quarterly operating results; AspenTech's dependence on customers in the cyclical chemicals, petrochemicals and petroleum industries; AspenTech's dependence on key employees; intense competition; AspenTech's dependence on systems integrators and other strategic partners; and other risk factors described from time to time in AspenTech's periodic reports and registration statements filed with the Securities and Exchange Commission. AspenTech cannot guarantee any future results, levels of activity, performance, or achievements. Moreover, neither AspenTech nor anyone else assumes responsibility for the accuracy and completeness of any forward-looking statements. AspenTech undertakes no obligation to update any of the forward-looking statements after the date of this press release.

AspenTech, Aspen eSupply Chain Suite, Enterprise Optimization, Plantelligence, and the aspen logo are trademarks of Aspen Technology, Inc., Cambridge, Mass.

CONTACTS:

FOR MEDIA:                                            FOR INVESTORS:
For Media:                  Carin Warner              Joshua Young
Peter Watt                  Warner Communications     Aspen Technology, Inc.
Aspen Technology, Inc.      (978) 526-1960            (617) 949-1274
+44 (0) 1223 819 752        carin@warnerpr.com        joshua.young@aspentech.com


                                - tables follow -

                             ASPEN TECHNOLOGY, INC.
                CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
                                 (In thousands)


                                                                                   Three Months Ended         Nine Months Ended
                                                                                  March 31,    March 31,    March 31,    March 31,
                                                                                    2001         2000         2001         2000
                                                                                  ---------    ---------    ---------    ---------
REVENUES:

     Software licenses                                                            $  34,224    $  34,746    $ 107,436    $  85,571
     Services                                                                        42,201       34,158      120,164       99,169
                                                                                  ---------    ---------    ---------    ---------
       Total revenues                                                                76,425       68,904      227,600      184,740
                                                                                  ---------    ---------    ---------    ---------

EXPENSES:

     Cost of software licenses                                                        3,141        2,467        8,705        6,730
     Cost of services                                                                25,697       21,546       72,561       62,489
     Selling and marketing                                                           29,340       22,819       81,762       62,967
     Research and development                                                        18,590       12,942       50,150       36,438
     General and administrative                                                       8,289        6,012       22,454       17,328
     Charge for in-process research and development                                    --           --          7,615         --
                                                                                  ---------    ---------    ---------    ---------
       Total costs and expenses                                                      85,057       65,786      243,247      185,952
                                                                                  ---------    ---------    ---------    ---------

     Income (loss) from operations                                                   (8,632)       3,118      (15,647)      (1,212)

     Other income (expense), net                                                        (99)        (106)          19         (107)
     Write-off of investment                                                           --           --         (5,000)        --
     Interest income, net                                                             1,052        1,100        3,921        3,096
                                                                                  ---------    ---------    ---------    ---------

     Income (loss) before provision for
     (benefit from) income taxes                                                     (7,679)       4,112      (16,707)       1,777

     Provision for (benefit from)
     income taxes                                                                    (2,304)       1,507       (5,012)         913
                                                                                  ---------    ---------    ---------    ---------


       Net income (loss)                                                          $  (5,375)   $   2,605    $ (11,695)   $     864
                                                                                  =========    =========    =========    =========


     Diluted earnings (loss) per share                                            $   (0.18)   $    0.08    $   (0.39)   $    0.03
                                                                                  =========    =========    =========    =========
     Weighted average shares outstanding - diluted                                   30,186       32,303       29,729       30,433
                                                                                  =========    =========    =========    =========

     Basic earnings (loss) per share                                              $   (0.18)   $    0.09    $   (0.39)   $    0.03
                                                                                  =========    =========    =========    =========
     Weighted average shares outstanding - basic                                     30,186       28,469       29,729       28,027
                                                                                  =========    =========    =========    =========

     PRO FORMA EXCLUDING CHARGE FOR IN-PROCESS R&D, WRITE-OFF OF
     INVESTMENT AND AMORTIZATION OF GOODWILL:

     Net Income (loss)                                                            $  (4,953)   $   2,697    $  (1,799)   $   1,075
                                                                                  =========    =========    =========    =========

     Diluted (basic) earnings (loss) per share                                    $   (0.16)   $    0.08    $   (0.06)   $    0.04
                                                                                  =========    =========    =========    =========

     PRO FORMA EXCLUDING CHARGE FOR IN-PROCESS R&D, WRITE-OFF OF
     INVESTMENT, AMORTIZATION OF GOODWILL AND PETROVANTAGE:

     Net Income (loss)                                                            $  (3,216)   $   2,697    $   1,827    $   1,075
                                                                                  =========    =========    =========    =========

     Diluted (basic) earnings (loss) per share                                    $   (0.11)   $    0.08    $    0.06    $    0.04
                                                                                  =========    =========    =========    =========

                             ASPEN TECHNOLOGY, INC.
                      CONSOLIDATED CONDENSED BALANCE SHEET
                                 (In thousands)


                                                                                 March 31,          June 30,
                                                                                   2001               2000
                                                                                 --------           --------
ASSETS
Current Assets:

     Cash, cash equivalents and short-term investments                           $ 76,403           $113,532
     Accounts receivable and unbilled services, net                               104,843            103,675
     Current portion of long-term installments receivable, net                     27,965             24,873
     Deferred tax asset                                                             3,300              3,300
     Prepaid expenses and other current assets                                     19,082             16,175
                                                                                 --------           --------

        Total current assets                                                      231,593            261,555
                                                                                 --------           --------

Long-term installments receivable, net                                             41,742             28,301
Equipment and leasehold improvements, net                                          42,322             36,093
Computer software development costs, net                                            8,007              7,026
Intangible assets, net                                                             28,000              8,856
Deferred tax asset                                                                  3,005             10,130
Other assets                                                                       20,642             12,984
                                                                                 --------           --------

     Total assets                                                                $375,311           $364,945
                                                                                 ========           ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:

     Current portion of long-term debt                                           $  2,503           $  1,327
     Accounts payable and accrued expenses                                         40,501             53,392
     Unearned revenue                                                              17,834             13,903
     Deferred revenue                                                              20,679             23,553
                                                                                 --------           --------
       Total current liabilities                                                   81,517             92,175
                                                                                 --------           --------

Long-term debt, less current maturities                                            88,326             88,173
Deferred revenue, less current portion                                             13,592             14,374
Other liabilities                                                                     625              1,025
                                                                                 --------           --------

Total stockholders' equity                                                        191,251            169,198
                                                                                 --------           --------
     Total liabilities and stockholders' equity                                  $375,311           $364,945
                                                                                 ========           ========


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